August 28, 2018

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Surna Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed April 2, 2018
File No. 000-54286

Dear Madam or Sir:

This letter is in response to your comment letter to Surna Inc. (the “Company”) dated August 8, 2018 requesting that the Company refile a corrected audit report as of and for the year ended December 31, 2017.

Pursuant to a discussion between Lyn Shenk of the SEC and Andrew Hudders, Esq., the Company’s legal counsel, on August 15, 2018, it was agreed that the amendment process to refile the corrected audit report as of and for the year ended December 31, 2017 in this specific instance would not require the refiling of the full Item 15, but all other requirements for an amendment would otherwise be filed in the amendment process.

In response to your comment letter, the Company has corrected the audit report as of and for the year ended December 31, 2017 as requested by the SEC and, on the date of this response letter, has filed with the SEC an amendment to Form 10-K. As a courtesy, we have attached a marked copy of the revised audit report reflecting the changes made.

Please contact the undersigned if you have any further questions on the above matter.

Sincerely,

Surna Inc.

/s/ Chris Bechtel
Chris Bechtel
Chief Executive Officer

303.993.5271 │ 1780 55th Street, Suite A │ Boulder, CO 80301 │ surna.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Surna Inc.

Boulder, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Surna Inc. and subsidiary (the “Company”) as of December 31, 2017 and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of Surna Inc. as of December 31, 2016, and for the year then ended were audited by other auditors whose report dated March 31, 2017, expressed an unqualified opinion on those statements.

Emphasis Paragraph for Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the ~~auditing~~ standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Anton Collins Mitchell LLP

We have served as the Company’s auditor since 2017.

Denver, Colorado

April 2, 2018

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